A2Z Smart Technologies files application to list on Nasdaq in the US

TEL AVIV, ISRAEL. December 16, 2020 - A2Z Smart Technologies Corp. **("A2Z"** or the **"Company") (TSXV:AZ) (OTCQX: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce that it has filed an application to have its common shares listed for trading on the Nasdaq Capital Market.

Further to the Company's recently completed equity capital raise of gross proceeds in the amount CAD$8.3 million from leading Israeli financial institutions and the acquisition of a controlling interest (77.5%) of Cust2mate Ltd., A2Z retained the services of a leading, tier one, New York based legal firm to work with the Company on completing the listing process with the Nasdaq and the SEC.

The listing of the Company's common shares on Nasdaq remains subject to the review and approval of the listing application and the satisfaction of all applicable listing and regulatory requirements. The Company will continue to maintain the listing of its common shares on the TSXV under the symbol "AZ" and the OTCQB under the symbol "AAZZF".

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced
Instagram: a2z_smart_tech

On Behalf of the Company,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.